Exhibit 6.6
PROPERTY MANAGEMENT AGREEMENT

THIS PROPERTY MANAGEMENT AGREEMENT (the “Agreement”) made this ___ day of _______ 2024 (the “Effective Date”), by and between [_____] (“Owner”), and ARRIVED PROPERTY MANAGER, LLC, a Delaware limited liability company (“Manager”).

RECITALS

A.
Owner is the owner of that certain real property and the improvements thereon commonly known as ______________ (“Property”).

B.
Owner desires to retain the services of Manager for the purpose of managing, operating, maintaining and leasing the Property, and Manager desires to provide such services.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and the above recitals which are incorporated herein by reference, Owner and Manager agree as follows:

I. APPOINTMENT OF MANAGER

1.1
Appointment and Acceptance.  Owner hereby appoints Manager, and Manager hereby accepts appointment as Owner’s agent to manage, operate, maintain, and lease the Property on the terms and conditions set forth herein.

II. TERM

2.1
Term.  The term of this Agreement shall commence on ____________ 2024 and shall continue for twelve (12) months thereafter (“Term”).  This Agreement shall automatically renew after the expiration of the initial Term for twelve (12) month periods; provided, after the initial Term either party may terminate this Agreement effective thirty (30) days after written notice of termination.

2.2
Early Termination.  Notwithstanding any other provision in this Agreement, the obligations of the parties hereunder may be terminated at any time during the term of this Agreement effective the day after the sale, condemnation, or destruction of the Property.

2.3
Effect of Termination.  Upon termination of this Agreement for any reason, Manager shall cease to act as the agent of Owner hereunder, and the parties shall have no further rights or obligations hereunder except Owner shall pay Manager any and all compensation and reimbursements due and owing Manager hereunder which has not been paid up to the expiration or earlier termination date.

2.4
Records.  Manager shall deliver to Owner all then current Records (defined below) for the Property and cooperate to facilitate the orderly transition of management of the Property; provided, however, that Manager shall be compensated at its then current hourly rate or customary and reasonable hourly rate for any services provided after the termination of this Agreement.

2.5
Accounting.  Manager shall complete all accounting and reporting functions for the period ending on the expiration or earlier termination of this Agreement, and shall deliver to Owner an accounting of all funds of Owner held or controlled by Manager and shall turnover all such funds to Owner, after deducting any amounts due and owing Manager for Management Fees (defined below) or for reimbursement of expenditures made by Manager for the benefit of Owner or the Property.

2.6
Default by Manager.  Manager shall be in default hereunder in the event Manager fails to perform or comply with any material term of this Agreement to be performed or complied with by Manager and such default is not remedied within: (a) thirty (30) days after written notice of any non-monetary default given to Manager by Owner; provided, however, if Manager is exercising good faith efforts to remedy such a non-monetary default, the aforesaid thirty (30) day period may be extended for such additional period as is reasonable to cure such default; or (b) immediately upon written notice in the event Manager misappropriates funds of Owner or commits fraud or willful misconduct against Owner.

2.7
Default by Owner.  Owner shall be in default hereunder in the event Owner fails to perform or comply with any material term of this Agreement to be performed or complied with by Owner and such default is not remedied within: (a) five (5) days after written notice of a monetary default given to Owner by Manager;  (b) thirty (30) days after written notice of any non-monetary default given to Owner by Manager; provided, however, if Owner is exercising good faith efforts to remedy such a non-monetary default, the aforesaid thirty (30) day period may be extended for such additional period as is reasonable to cure such default; or (c) immediately upon written notice in the event Owner commits fraud or willful misconduct against Manager.

III. COMPENSATION - MANAGEMENT FEES

3.1
Fees. Manager shall be compensated for its services hereunder to be paid as provided in Exhibit A attached and incorporated herein by this reference (“Management Fees”).  The Management Fees shall be paid in monthly installments in advance on the first day of each month.  Manager is authorized to pay the Management Fees and any reimbursements due and owing Manager from the funds of Owner in the Depository Account (defined below) or any other funds of Owner, as part of the operating expenses of the Property.  Management Fees for any partial month shall be prorated according to the actual number of days during such month that this Agreement was in effect based on a thirty (30) day month.  Owner shall reimburse Manager for any out-of-pocket expenses incurred by Manager in connection with Manager’s obligations hereunder which are to be performed “at Owner’s expense” at the time of such expenditure.  Except as otherwise provided in this Agreement, all expenses incurred by Manager or third parties in the management, operation, maintenance or leasing of the Property shall be at Owner’s expense.

IV. MANAGER AUTHORITY AND OBLIGATIONS

4.1
General.  Manager is authorized and agrees, subject to the terms and conditions hereof, to manage, operate, maintain and lease the Property in accordance with the customs and practices of professional managers of similar properties in the area where the Property is located, and to provide customary management services, including project management oversight for special projects such as capital improvements, renovation and construction, at the Property for the ordinary and usual day-to day-operation of the Property consistent with that which is necessary and appropriate for property similar to the Property.

4.2
Collection of Moneys.  Manager shall use commercially reasonable efforts and means to collect the rents and other charges due from tenants, and any and all other charges and revenues of the Property which shall be deposited in the Depository Account. Manager may institute legal proceedings on behalf of and in the name of Owner for the collection of sums payable in connection with the operation and use of the Property.  Owner authorizes Manager to undertake on behalf of and in the name of Owner, all customary steps to accomplish the lawful dispossession and eviction of tenants, guests, and other persons from the Property.  Manager shall use Manager’s administrative personnel to handle small claims trials and administrative hearings to the extent that Manager, in its sole and absolute discretion, determines that such personnel are so qualified.  Manager will advise owner of eviction activity in monthly reports.

V.  BOOKS, RECORDS AND DOCUMENTATION

5.1
Maintenance.  Manager shall maintain either at Manager’s principal office or at the Property, complete and separate books, records and documents relating to the management, operation, maintenance and leasing of the Property, including, without limitation, all original contracts and leases, and amendments and extensions thereof, correspondence with tenants and prospective tenants, computations of rental adjustments, maintenance and preventive maintenance programs, schedules and logs, tenant improvements and construction records, inventories of personal property and equipment, correspondence with vendors, correspondence with federal, state, local, or other governmental authorities, informational brochures, and records of accounts held or maintained by Manager with respect to the Property (collectively, the “Records”).  Unless otherwise instructed by Owner, in writing, Manager shall prepare the Records in conformity with generally accepted accounting principles consistently applied.  Owner shall have the right, at Owner’s expense, to examine, audit and take originals and copies of said Records at the place where Manager maintains said Records at reasonable times and upon reasonable notice; provided, however, that (i) Owner shall leave copies with Manager of any originals so removed and (ii) shall not unreasonably interfere with Manager’s ability to perform its obligations hereunder.

5.2
Monthly.  Manager shall deliver to Owner, on or before the twentieth (20th) of each month, financial and management information for the immediately preceding month, showing a profit and loss statement, a balance sheet, a cash reconciliation statement, and the status of the Security Deposit Account (defined below), if any, for such month.  Monthly accounting reports shall be in a format determined by Manager and approved by Owner.  Manager shall also, upon written request from Owner, furnish such further accounting and fiscal information as may be reasonably necessary to meet Owner’s reasonable financial information requirements.

5.3
Annual.  Manager shall deliver the following reports on the Property to Owner at the same time that Manager submits the proposed annual budget for Owner’s approval as provided in Section 10.2 below prior to the commencement of each fiscal year:  market analysis; rental rate recommendations; a listing of all capital improvements and all repair, maintenance, renovation and replacement expenditures (together with estimated costs for each item) anticipated to be made during the upcoming fiscal year; and a payroll analysis including a salary or wage description for every on-site employee.

5.4
Annual Audit.  The services provided by Manager hereunder in return for the Management Fees do not include an annual audit.

5.5
Repairs and Maintenance.  Manager shall use good faith efforts by and on behalf of Owner and at Owner's expense, to maintain the Property in a first class condition, shall regularly inspect the readily accessible areas of the Property, shall take normal and customary precautions against fire, vandalism, burglary and trespass on the Property, and shall arrange to have all customary repairs and maintenance performed at the Property.  Manager is authorized to make all customary expenditures for any single item costing Ten Thousand Dollars ($10,000) or less, or any amount which has been approved for such item in the applicable Annual Budget (defined below).  All other expenditures shall be subject to approval in advance by Owner in writing, except for payments for property taxes, required insurance, and utilities, which Manager may pay even if such payments exceed such item in the applicable Annual Budget. Notwithstanding the foregoing, Manager is authorized to undertake any emergency repairs to the Property which are immediately necessary for the preservation or safety of the Property or persons, or which are required to avoid suspension of necessary services to the Property, without the prior written consent of Owner; provided, however, that Manager shall use reasonable efforts to contact and secure the prior approval of Owner if Manager, in its reasonable discretion, estimates that any such emergency expenditure may exceed Ten Thousand Dollars ($10,000).

5.6
Capital Expenditures.  Manager is authorized to make customary expenditures by and on behalf of Owner and at Owner's expense, with respect to alterations, capital improvements, renovations or replacements of furniture, fixtures or equipment on the Property for any single item so long as it does not exceed fifteen percent (15%) or Ten Thousand Dollars ($10,000), whichever is less, of the amount originally approved for such item in the applicable Annual Budget.  All other expenditures shall be subject to the prior written approval of Owner.

5.7
Disposition of Fixed Assets. Fixed assets shall not be disposed of without the approval of Owner.

5.8
Service Contracts and Equipment Leases.  Manager is authorized to negotiate and enter into by and on behalf of Owner and at Owner's expense, all contracts and equipment leases as are required in the ordinary course of business for the management, operation, maintenance, and leasing of the Property for which the total amount payable is Ten Thousand Dollars ($10,000) or less, and the term of which does not exceed one (1) year.  All other contracts and equipment leases shall be subject to the prior approval of Owner. Manager shall not enter into any contracts or equipment leases with any affiliate except upon terms that would be obtained in contracts negotiated at arm’s length with an unrelated third-party, or upon terms which are more favorable to Owner than an arm’s length contract. Notwithstanding the foregoing, Manager is authorized to enter into any contract in an emergency which is immediately necessary for the preservation or safety of the Property or persons, or which is required to avoid suspension of necessary services to the Property, without the prior written consent of Owner; provided, however, that Manager shall use reasonable efforts to contact and secure the prior approval of Owner if Manager, in its reasonable discretion, estimates that any such emergency expenditure may exceed Ten Thousand Dollars ($10,000).

5.9
Supplies.  Manager shall purchase on behalf of Owner and at Owner's expense, such supplies and expendable items as are necessary to operate and maintain the Property.  When taking bids or issuing purchase orders, Manager shall use commercially reasonable efforts to secure for Owner’s benefit any discounts, commissions, or rebates obtainable in connection with such purchases.

5.10
Inventory.  Manager shall conduct and prepare a physical inventory of the personal property, materials, and equipment of Owner used in connection with the Property, at the commencement and termination of this Agreement and at the end of each fiscal year.

VI. INSURANCE

6.1
Owner Required Insurance. At Owner’s cost and expense, and on behalf of the Owner, Manager shall procure and maintain the following types of insurance:

a.
Property insurance against loss or damage to the Property, including from fire, explosion, water, flood, earthquake, windstorm, terrorism, boiler and machinery breakdown and such other perils considered necessary or practical in protecting the Property.  Such insurance shall include loss of income and loss of rental income.  The perils insured against are to be mutually agreed upon by Owner and Manager;

b.
General liability insurance covering Owner and Manager against third party claims arising out of personnel injury, advertising injury, property damage, bodily injury including death, completed operations and contractual liability; and

c.
Employment practices liability covering Owner and Manager against wrongful employment practices committed by Manager in its role of hiring and supervising employees employed by Manager.

6.2
Manager Required Insurance. At Owner’s cost and expense, Manager shall procure and maintain the following types of insurance:

  Workers' Compensation insurance for all of Manager's employees providing services for the Property, and all on-site employees hired for the Property, in the amount of the statutory limit, including broad form all states coverage and Employer's Liability of at least One Million Dollars ($1,000,000); and

  Crime/employee dishonesty insurance covering employee dishonesty from all employees employed by Manager who are responsible for handling any moneys belonging to Owner;

6.3
Waiver of Subrogation.  Each party on behalf of itself and its insurance carriers hereby waives any subrogation rights it may have against the other party for claims that are covered by insurance.

6.4
Primary and Non-Contributory. Owner’s insurance shall be primary and non-contributory to any insurance held by Manager.

6.5
Rating. All such insurance coverage shall be placed with companies rated AA or higher with Standard and Poors or A, Class XV, with Bests, in such amounts as shall be reasonably acceptable to both Owner and Manager, and otherwise in conformity with the requirements of any mortgage or deed of trust secured by the Property.  Owner’s insurance shall name Manager as an additional insured, as its interests may appear, and shall provide that the insurer shall be obligated to give Manager thirty (30) days prior written notice of any expiration, cancellation or material change in policy coverage.  Manager shall deliver to Owner a certificate or certificates of said insurance.

6.6
Settlement of Claims. Manager is authorized to settle by and on behalf of Owner any and all claims in the amount of Ten Thousand Dollars ($10,000) or less against any policy of insurance relating to the Property, including, without limitation, the execution of proof of loss, the adjustment of losses, the signing of receipts, and the collection of proceeds.  All other insurance claims shall be settled by Manager only with the prior written consent of Owner.

VII.  GOVERNMENTAL REPORTING: MANAGER

7.1
Compliance with Legal Requirements. Manager shall use reasonable and customary means to obtain current information and to comply, at Owner’s expense, with any requirement, rule, order, determination, ordinance or law of any federal, state, local or other governmental authority affecting the Property, or the operation or use thereof, subject to the limitations set forth in this Agreement. Manager shall not take any action regarding legal compliance during the period that Owner is actively contesting any such requirement.

7.2
Reporting Requirements.  Upon receipt of Owner’s written approval thereof, Manager shall prepare, execute and file by and on behalf of Owner any customary and standard reports and documents required by any governmental authority having jurisdiction over Owner or the Property; provided, however, that the preparation and filing of any special report or document that is not routinely required in the day-to-day management, operation, maintenance or leasing of the Property shall be at Owner’s initiative and expense.  Nothing herein shall be deemed to require Manager to assume the responsibility to alert Owner of all reporting requirements which may be required by law.

7.3
Licensing/Permits. Manager agrees to maintain, at Manager’s expense, on a current basis all licenses required of Manager for the conduct of its business as property manager of the Property.  Manager shall obtain and maintain, at Owner’s expense, on a current basis all customary licenses and permits required of Owner for the operation, management, maintenance and leasing of the Property.

7.4
Advertising. Manager shall advertise the Property at Owner’s expense for rent at such times and by use of such media as it deems reasonable, subject to the limitation of the amounts so allocated in the applicable Annual Budget, or such other amount approved by Owner.

7.5
Employment of Personnel. Manager shall hire, train, supervise, direct the work of, pay, and discharge all personnel reasonably necessary for the management, operation, maintenance and leasing of the Property.  Such personnel shall in every instance be employees of Manager and not of Owner.  Owner shall have no right to supervise or direct such employees. The terms “employees” or “personnel” shall be deemed to mean and include employment on a casual, temporary, or part-time basis, or independent contractors. Owner shall have the right to approve all staffing levels through approval of the Annual Budget.

7.6
Leasing.  Manager shall make diligent efforts to secure and/or retain tenants for the Property, recognizing that the goal of leasing is to achieve the highest possible occupancy at the best possible rental rates.

7.7
Taxes.  Upon written request from Owner, Manager shall verify bills for real estate, personal property or other taxes, improvement assessments, and other similar charges which are or may become liens against the Property or which may be levied on the basis of ownership, operation, or use of the Property.  Upon written request from Owner, Manager shall give advice and assistance to Owner in the negotiation and prosecution of all claims for the reduction or equalization of property tax assessments and other tax assessments affecting the Property; provided, however, that Manager shall have no obligation to prosecute claims for a reduction of taxes or other assessment affecting the Property, or any appeals thereof.  Upon written request from Owner, Manager shall file all personal property tax returns related to the Property after timely execution and delivery of such returns to Manager by Owner.

VIII. OWNER DUTIES AND OBLIGATIONS

8.1
D/BA Registration. Owner shall register and maintain D/B/A for the entity in which Manager will execute leases and contracts on behalf of Owner.

IX. BANK ACCOUNTS

9.1
Establishment of Accounts. Manager shall establish bank accounts for the management, operation, maintenance and leasing of the Property as set forth below.  Owner may select the banks or other institutions to be used for such accounts and may designate Owner’s choice of the type of account to be used, by prior written notice to Manager, subject to Manager’s right to maintain such accounts as are reasonably required for the proper performance of Manager’s duties hereunder.

9.2
Depository Account.  Manager shall establish a “Depository Account” to be used solely for the Property, in the name of the Property which shall be used for the deposit of all funds received from the operation of the Property.  Upon Owner’s written request, this account may also be used for reserves and/or impounds for taxes and insurance.  The Depository Account shall be an interest bearing account, subject to the terms and conditions imposed by the banking institution.  Owner shall be responsible for maintaining a minimum balance of Five Thousand Dollars ($5,000) in the Depository Account.  The maximum balance for the Depository Account shall be determined based upon the applicable Approved Budget and desired level of reserves and may be adjusted from time to time as necessary and agreed upon in writing by Manager and Owner.

9.3
Security Deposit Account.  Manager shall establish a “Security Deposit Account” to be used solely for the Property in the name of the Property if required by applicable law or requested in writing by Owner, for the retention of security deposits delivered in connection with leases for the Property.  If no Security Deposit Account is established pursuant to this section, the security deposits for the Property shall be held in the owner’s Depository Account.

9.4
Initial Deposit and Contingency Reserve.  Promptly upon commencement of this Agreement, Owner shall remit to Manager the sum of One Thousand Dollars ($1,000) to be deposited in the Depository Account as an initial deposit representing the estimated disbursements to be made in the first month following the commencement of this Agreement.

9.5
Funds Provided by Owner.  If the funds collected by Manager from the operation of the Property are not sufficient to pay the expenses incurred and authorized to be paid in the management, operation, maintenance and leasing of the Property and to make all payments and reimbursements to Manager pursuant hereto, Manager shall submit to Owner a statement showing such shortfall and identifying the bills and charges requiring payment and/or reimbursement, and Owner shall promptly deposit funds sufficient to make all such payments and reimbursements in the Depository Account to the extent such bills were previously included in the Annual Budget or are otherwise approved by Owner.

X.  ANNUAL BUDGETS

10.1
Submission of Annual Budgets. Manager shall prepare a written budget of all expenses and fees to be paid under this Agreement by Owner for Owners’ approval within sixty (60) days of commencement of management services. Thereafter, Manager shall prepare an annual budget at least thirty (30) days prior to the end of each fiscal year applicable to the following fiscal year.

10.2
Approved Budgets. The proposed annual budget, or any modification thereof, shall be deemed approved by Owner, if Owner does not deliver Owner’s written objections and requests for modifications to Manager on or before the date which is thirty (30) days after Owner’s receipt thereof.  Once so approved, the proposed annual budget shall be the approved “Annual Budget” for purposes of this Agreement.

XI. ENVIRONMENTAL CONDITIONS

11.1
Owner’s Representations and Warranties.  Owner represents and warrants to Manager that Owner has provided Manager with copies of all studies, reports, testing results, surveys, operations and management plans performed by or for Owner or its predecessors or other such information in Owner’s possession or control concerning or referring to Hazardous Substances in, on, around or about the Property.  “Hazardous Substances” as used herein includes, any and all substances, materials and wastes regulated by federal, state or local governmental authority, including, without limitation, laws and regulations under CERCLA, RCRA, OSHA, and private actions related or similar thereto, and including without limitation those substances considered dangerous to the health or safety of building occupants, PCB’s, asbestos, substances known or suspected to be cancer causing, underground storage tanks of any kind, and any other contaminant or material reasonably considered to be potentially harmful to human health or safety.  Owner shall have a continuing obligation to provide notice to Manager of any such Hazardous Substances.  Owner represents and warrants for the benefit and reliance of Manager that it has no knowledge or information concerning any Hazardous Substances which have been or are in, on, around or about the Property except as disclosed to Manager in writing.

11.2
Indemnification. Owner shall indemnify, defend and hold Manager and Manager’s affiliates, officers, directors, shareholders, agents and employees harmless from any and all claims, losses, liabilities, penalties, suits, actions or proceedings of any kind including, without limitation, attorney’s fees, expert witness fees, and costs of suit arising out of or related to the release, storage, use, manufacture, presence, or the transportation of any Hazardous Substances on, to or from the Property, or any misrepresentation under the provisions of this Agreement, excepting only those claims which result solely from the willful misconduct, gross negligence, or intentional acts of the Manager.

11.3
Manager Obligation. Manager agrees that it shall not knowingly place or permit to be placed upon the Property, other than in the course of compliance with law, any Hazardous Substances.

XII. INDEMNIFICATION

12.1
Scope.  The parties acknowledge and agree that all contracts with and obligations to third parties entered into by Manager as approved hereunder with respect to the Property shall be for the account of Owner and shall be the obligations of Owner; and Owner agrees to and hereby does indemnify, defend and hold Manager, and its principals, officers, directors, shareholders, partners, employees, and agents (collectively, “Indemnitees”) harmless from and against any and all claims, losses, liabilities, penalties, suits, actions or proceedings of any kind including, without limitation, attorney’s fees, expert witness fees, and costs of suit arising out of or related thereto excepting only those claims which result from the Manager’s willful misconduct, gross negligence, or intentional acts resulting in violations of law and intentional non-performance of obligations under the terms of this Agreement.  Owner agrees that Manager shall have the absolute right to identify Owner as the principal contracting party in any and all agreements entered into by Manager, and approved by Owner in connection with this Agreement, and to clarify that Manager is executing such agreement only as the agent of Owner and that Owner should be solely responsible for all obligations imposed on Manager pursuant to the terms of such agreement and that Manager shall not have any such liability or responsibility.  Owner further agrees to indemnify, defend and hold Indemnitees harmless from and against all liabilities, claims, suits, damages, judgments, costs, and expenses of whatever nature, including, without limitation, any attorneys’ and expert witness fees and costs of suit related to or arising out of any injury to or death of any person(s), damage to property, loss of use of any property, or any other matter arising out of or relating to this Agreement, the Property, any actual or alleged violation of law with respect to the management, operation, use or leasing of the Property, or the conduct or omission of one or more of the Indemnitees, save and except their willful misconduct, gross negligence, intentional acts resulting in violations of law and intentional non-performance of obligations under the terms of this Agreement.

12.2
Conditions.  Manager agrees to notify Owner of any claims for indemnification under the scope of this indemnification and to cooperate with Owner in connection with the defense of any such claims which are the subject of the indemnification.

XIII. GENERAL PROVISIONS

13.1
Relationship.  Manager and Owner shall not be construed as joint venturers or partners, and neither shall have the power to bind or obligate the other party except as expressly set forth in this Agreement.  Manager and

Owner acknowledge and agree that Manager’s relationship to Owner is that of independent contractor and neither party shall represent to anyone that such relationship is other than that of independent contractor.

13.2
Successors and Assigns.  Subject to the limitations on assignment, this Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, executors, successors, and assigns.

13.3
Notices.  All notices provided for in this Agreement shall be given in writing and served personally or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, at the following addresses until such time as written notice of a change of address is given to the other party:

To Owner:

[Series LLC]

Attention: __________________

___________________________

___________________________

E-mail: ____________________

To Manager:

Arrived Holdings, Inc.

Attention:  __________________

1700 Westlake Avenue North, Suite 200

Seattle, Washington 98109

E-mail: _____________________

Notice shall be deemed given and received upon personal delivery, two (2) days after deposit in the U.S. Mail, or on the day such e-mail was sent if sent prior to 5:00 p.m. (PST), or the next day if the e-mail was sent after 5:00 p.m. (PST) (as recorded on the device from which the sender sent the e-mail) unless the sender receives an automated message that the e-mail was undelivered in which case it shall not be deemed delivered, all as required in the notice section of this Agreement.

13.4
Entire Agreement/Modification/Construction. This Agreement represents the entire agreement between the parties with respect to the subject matter hereof.  No alteration or modification of this Agreement shall be binding unless in writing and signed by both parties.

13.5
Severability. If any provision of this Agreement or the application thereof to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement and the application of such provision to any person or circumstance, other than those expressly determined invalid or unenforceable, shall not be affected thereby and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

13.6
Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Washington.

13.7
Manager.  The term “Manager” as used herein shall include any corporate subsidiaries or affiliates of Manager who perform services for, in, on or about the Property pursuant to this Agreement, but Owner shall not be considered an “affiliate” of Manager for purposes of this definition.

13.8
Arbitration and Attorneys’ Fees.  If a dispute arises out of or relates to this contract and if said dispute cannot be settled through direct discussions, the parties agree to first endeavor to settle the dispute in an amicable manner by mediation and if that fails, to have the matter decided by binding arbitration.  The mediation and arbitration shall be conducted by a judge from Judicial Arbitration and Mediation Service, Inc. (Jams) at Seattle, Washington. If any dispute, litigation or arbitration between the parties arises out of this Agreement, the losing party in such dispute, litigation or arbitration shall pay to the prevailing party all costs of such dispute, including without limitation, costs of arbitration, attorney’s fees, expert witness fees.

13.9
Assignment. Neither party shall assign this Agreement without the express written consent of the other party.

13.10
Waiver. The waiver by one party of the performance of any covenant or condition under this Agreement shall not invalidate this Agreement, nor shall it be considered to be a waiver by such party of any other covenant or condition under this Agreement.

13.11
Limitation on Liability of Manager. Manager, its agents, servants and employees shall have absolutely no liability to Owner for any loss or expense related to the Property or any obligations arising out of or relating to this Agreement or otherwise, unless such loss or expense is caused solely by Manager’s gross negligence, fraud or willful misconduct.

[Signature page follows]

WHEREFORE, the parties have executed this Agreement as of the Effective Date.

OWNER:
[Series LLC] By: _____________________________ Name: ___________________________ Its: ______________________________
MANAGER:
Arrived Holdings, Inc. By: _____________________________ Name: ___________________________ Its: ______________________________

EXHIBIT A
MANAGEMENT FEES

All of the following shall comprise the Management Fees payable to Manager hereunder:

EXPENSES	CALCULATION

Management Fees	[____% of operating revenue of the Property on a monthly basis]
Asset Management Fee	[____% of total *net operating revenue of the Property on an annual basis]
Other fees and pass-through allocations	As provided in the Annual Budget

[*net operating revenue is defined as gross revenue, less expenses including maintenance, restocking costs and fees, ________________]